THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

SUBSCRIPTION AGREEMENT

To: 3 Keys Communities, LLC

Ladies and Gentlemen:

The undersigned ("**Investor**") hereby subscribes for the number and dollar amount ("**Subscription Amount**") of Interests (defined below) of 3 Keys Communities,, LLC, a Wyoming limited liability company (the "**Company**") as indicated on the signature page hereto.

WHEREAS, the Company is offering up to 2,956 of its Class D-1 and Class D-2 membership interests (the "**Interests**") at a price of $1,000 per Interest, for proceeds up to $2,956,000, pursuant to its Form C, including Exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "**Securities Act**").

NOW, THEREFORE, it is agreed as follows:

1. The Interests will be held by the Investor as indicated on the signature page hereto (e.g. individual, corporation, custodial account, community property, etc.).

2. To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

A. Concurrent with the execution hereof, the Investor authorizes Silicon Prairie Register and Transfer LLC, as escrow facilitator for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Subscription Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator.

B. Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

C. The Company has entered into, and from time to time may enter into, separate subscription agreements with other Investors for the sale of Interests to such other Investors. The sale of Interests to such other Investors and this sale of the Interests shall be separate sales and this Subscription Agreement and the other subscription agreements shall be separate agreements.

D. The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the target offering amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon the Closing Date and the Investor will receive Interests in exchange for his or her or its investment. Interests will be issued in book entry form.

E. The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Subscription Agreement.

3. The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

4. The Investor hereby further represents, warrants, acknowledges and agrees as follows, which representations and warranties will be true and correct as of Investor's Closing Date:

A. The information provided by the Investor to the Company via this Subscription Agreement and its exhibits, schedules or appendices, or otherwise is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

B. The Investor, if an individual, is over 18 years of age (or older if required by Investor's state), and the address set forth above is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth on the signature page.

C. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Interests or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Interests, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Interests. Investor further represents that Investor's subscription and payment for and continued beneficial ownership of the Interests will not violate any applicable securities or other laws of Investor's jurisdiction.

D. The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

E. Except as set forth in this Subscription Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Interests. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement, and not based on any other documents or information generated by the Company or its existing members, directors, employees, or agents.

F. The Investor is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company, as may be desired or advisable.

G. The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

H. The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

I. The Investor acknowledges and understands that:

<ol type="i">
The Interests are a speculative investment and involve a substantial degree of risk;
The Company does not have a significant financial or operating history;
The Interests are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and
Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

J. The Investor has carefully reviewed and understands the Company's Offering Statement, as amended or supplemented, and exhibits included therewith, including the "Risk Factors" contained in the Offering Statement.

K. The Investor represents and warrants that (i) the Interests are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Interests are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("OFAC"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member close associate of a senior foreign political figure.

L. If the Investor is an individual retirement account, qualified pension, profit sharing, or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company.

M. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

N. Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed, and delivered, and constitutes the legal, valid, and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

O. Investor acknowledges and agrees that there is no ready public market for the Interests and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Interests on any market or take any steps [including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")] with respect to facilitating trading or resale of the Interests. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Interests. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Interests. Investor further understands and agrees that the Interests **may not be transferred by Investor during the one-year period beginning at the Closing Date, unless such securities are transferred (i) to the Company; (ii) to an accredited Investor; (iii) as part of an offering registered with the U.S. Securities and Exchange Commission; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.** This provision will survive the closing or termination of this Subscription Agreement.

P. Investor acknowledges and agrees that it has had the opportunity to review the Second Amended and Restated Operating Agreement of the Company dated September 29, 2022 (the "Operating Agreement"), and by its signature to this Subscription Agreement, accepts the provisions of the Operating Agreement, and agrees to be bound by all the terms, conditions, and restrictions contained therein including the entire dispute resolution procedure described in Article 19 of the Operating Agreement, has sought advice of his/her/its own counsel to the extent he/she/it deems necessary, and is giving up the right to trial by jury, the right to conduct pretrial discovery, and the right to reimbursement of expenses, including attorneys' fees, related to a dispute.

5. Investor has accurately answered all questions on and completed the signature page hereto, U.S. Accredited Investor Certificate, AML Certificate, Subscriber Information Appendix and all other exhibits, appendices and schedules included herewith, each made a part hereof by reference.

6. Investor agrees that the Company may rely on the representations and warranties and other information provided by Investor.

7. It is understood that this subscription is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may terminate the offering at any time, and may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Interests (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), except for Section 2(D) hereof, which shall remain in force and effect.

8. The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Subscription Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

9. The Company represents and warrants to the Investor that:

A. The Company is duly formed and validly exists in good standing as a limited liability company under the laws of the State of Wyoming and has all requisite power and authority to carry on its business as now conducted.

B. The execution, delivery, and performance by the Company of this Subscription Agreement have been authorized by all necessary action on behalf of the Company, and this Subscription Agreement is a legal, valid, and binding agreement of the Company, enforceable against the Company in accordance with its terms.

C. The Interests, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

10. Notwithstanding anything contained in this Subscription Agreement, Investor is not being asked to waive, and is not waiving, any right to bring a claim against the Company under the Securities Act or Securities Exchange Act of 1934, as amended; however, the Company may rely on the representations contained in this Subscription Agreement in defense of such claims, if applicable.

11. Miscellaneous.

A. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons or entity or entities may require.

B. This Subscription Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

C. The representations, warranties, and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators, and successors, and shall inure to the benefit of the Company and its successors and assigns.

D. None of the provisions of this Subscription Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

E. The invalidity, illegality, or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality, or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

F. This Subscription Agreement constitutes the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

G. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

H. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

I.   No failure or delay by any party in exercising any right, power, or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

J.   Notice, requests, demands, and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery. All methods of transmission to be made to the respective parties at the addresses set forth on the signature page hereto with respect to the Investor and above on page 1 of this Subscription Agreement with respect to the Company, except that the Company will not accept notice by email or other electronic communication.

K.   THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES. There is no guarantee that an investment in the Company will generate a profit or return on investment, or that the Investor will not lose their entire investment. The Investor is advised to seek the advice of professional counsel, including tax, legal, and financial advisors, and the Investor is making its own independent decision on the suitability of an investment in the Company.

L. Investor agrees that the Company may deliver all notices, tax reports, and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company immediately if Investor changes its email address or home mailing address so the Company can send information to the new address.

M. Each of the parties hereto agrees that the transaction consisting of this Agreement and its exhibits, appendices and schedules (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

N. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Wyoming as applied to contracts executed in and performed wholly within the State of Wyoming, without reference to principles of conflict of laws. Venue for any dispute arising under this Subscription Agreement shall be in the county of the principal office of the Company.

O. IN ANY DISPUTE WITH THE COMPANY, INVESTOR AND THE COMPANY AGREE TO WAIVE THE RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury. This provision may not apply to claims under the Securities Act or the Exchange Act.

[EXECUTION PAGE FOLLOWS]

3 KEYS COMMUNITIES, LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Interests of 3 Keys Communities, LLC by executing this signature page, adopts and agrees to all terms, conditions and representations of the Subscription Agreement and hereby specifically accepts and adopts every provision of the Operating Agreement of the Company and executes this Subscription Agreement as a counterpart signature page to that Operating Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Company's books as follows:

The Securities being subscribed for will be owned by, and should be recorded on the Company's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

_____
(Name of Subscriber)

By: _____
(Authorized Signature)

_____
(Official Capacity or Title, if the Subscriber is not an individual)

_____
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

_____
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

_____
Taxpayer Identification Number

_____
(Telephone Number)

(Offline Investor)

_____
(E-Mail Address)

Number of securities: _____ **Class** _____ **Interests**
Aggregate Subscription Price: **$**_____ **USD**

TYPE OF OWNERSHIP:
If the Subscriber is individual:

☐ Individual

If the Subscriber is not an individual:

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If Interests are to be jointly held: _____

Name of the Joint Subscriber: _____

Social Security Number of the Joint Subscriber:
_____

Check this box if the securities will be held in a custodial account: ☐

Type of account: _____

EIN of account: _____

Address of account provider:

_____

_____

6

**ACCEPTANCE**

The Company hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of _____
3 Keys Communities, LLC

By:_____
Authorized Signatory



General and Financial Disclaimers:

The information presented herein is for informational and educational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Past performance is not indicative of future results. Investing in real estate involves significant risks, including illiquidity, lack of dividends, loss of investment, and potential lack of return. Prospective investors should carefully consider their financial situation and risk tolerance before investing.

Additional Considerations:

- Real estate crowdfunding investments are speculative and involve a high degree of risk.
- Investments in real estate are illiquid and there is never a guarantee that you will be able to sell your investment when you want to.
- There is no guarantee that you will receive any dividends or distributions from your investment.
- You could lose some or all of your investment.
- You should only invest money that you can afford to lose.
- You should carefully consider the risks and potential rewards of any investment before you invest.
- You should consult with a financial advisor or other qualified professional to determine whether real estate crowdfunding is suitable for you

Regulatory Compliance:

Our real estate crowdfunding offering complies with the U.S. Securities and Exchange Commission (SEC) regulations governing crowdfunding and private placements, as follows:

Accredited Investor Requirements: You must meet the SEC's definition of an accredited investor to participate in this offering. Generally, accredited investors are individuals who have a net worth of at least $1 million (excluding their primary residence) or have an annual income of at least $200,000 (or $300,000 for joint income with a spouse) for the past two years, with the expectation of the same income in the current year.

Non-Accredited Investor Limitations: If you do not qualify as an accredited investor, there are limitations on the amount you can invest. Non-accredited investors are subject to investment limits based on their annual income and net worth. The following table summarizes the maximum investment amounts:

Annual Income	Net Worth	Calculation	12-month Limit
$30,000	$40,000	greater of $2,500 or 5% of $40,000 ($2,000)	$2,500
$150,000	$80,000	greater of $2,500 or 5% of $150,000 ($7,500)	$7,500
$150,000	$124,000	10% of $150,000 ($15,000)	$15,000
$124,000	$900,000	10% of $900,000 ($90,000)	$90,000

For example, if income OR net worth is $124,000 or less, the Investor is limited to greater of $2,500 or 5% of greater of net worth or income. If income AND net worth are over $124,000, then the Investor is limited to 10% of greater of income or net worth. Limits are based on the Investor's investments in ALL Crowdfund offerings in a 12-month period, not just this offering. Thus, if the Investor's annual limit is $10,000 and the Investor has invested $8,000 in other Crowdfund offerings in the 12-month period, Investor may invest only $2,000 in this opportunity.

Risk Factors:

Investing in real estate crowdfunding carries inherent risks. It is important to conduct due diligence, seek professional advice, and carefully consider the offering documents before making any investment.

No Guarantee of Return:

Past performance is not indicative of future results. There are no guarantees of any returns on investment, and your capital is at risk. The value of your investment may fluctuate, and you may lose some or all of your investment.

Consult with Professionals:

Before investing, we strongly recommend that you consult with legal, financial, and tax advisors to evaluate your investment suitability and fully understand the risks involved.

This is Not Legal or Investment Advice:

This disclaimer is not intended as legal, financial, or investment advice. It is solely for informational purposes. Consult with professionals for personalized advice.

By proceeding, you acknowledge that you have read and understood the above information, and you confirm your status as an accredited investor or your awareness of the investment limits applicable to non-accredited investors.

Signature: _____   Date: _____

U.S. INVESTOR QUESTIONNAIRE

EITHER the undersigned is: (i) ☐ an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: OR (ii) ☐ the aggregate subscription amount of ___________ USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of ___________in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

Aggregate subscription amount invested in this offering: ___________USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: ___________USD

The Investor's investment limit for this offering is: ___________USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: ___________USD

The Investor's net worth (if not an accredited investor): ___________USD

The Investor's income (if not an accredited investor): ___________USD

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐ The Investor is an entity as to which all the equity owners are Accredited

☐ Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$2,956,000.

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED: _____

INVESTOR: _____
(Print Full Name of Entity or Individual)

By: _____
(Signature)

Name: _____
(If signing on behalf of entity)

Title: _____
(If signing on behalf of entity)

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising director indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number